Exhibit 21.1

SUBSIDIARIES OF CERADYNE, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Ceradyne ESK, LLC	Delaware

ESK Ceramics Geschäftsführungs GmbH	Germany

ESK Ceramics GmbH and Co. KG	Germany

ESK Ceramics France S.A.S.U.	France